SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

03030717

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation	0000808851
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for August 28, 2003	333-106925
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A

(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 29, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________

Name: Daniel Israeli

Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2003-28XS

Yield Table - Bond A1

Settle as of 08/29/03

Bond Summary - Bond A1			
Fixed Coupon:	2.500		
Orig Bal:	76,239,000		
Factor:	1.0000000		
Factor Date:	08/25/03	Next Pmt:	09/25/03
Delay:	0	Cusip:	

	50% User_Curve_1 (/home/structuring/prepays/62012.txt)		75% User_Curve_1 (/home/structuring/prepays/62012.txt)		90% User_Curve_1 (/home/structuring/prepays/62012.txt)		100% User_Curve_1 (/home/structuring/prepays/62012.txt)		120% User_Curve_1 (/home/structuring/prepays/62012.txt)		150% User_Curve_1 (/home/structuring/prepays/62012.txt)		175% User_Curve_1 (/home/structuring/prepays/62012.txt)		200% User_Curve_1 (/home/structuring/prepays/62012.txt)	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
99-29	2.57	1.57	2.60	1.14	2.61	0.98	2.62	0.90	2.63	0.78	2.66	0.65	2.67	0.58	2.69	0.52
99-29+	2.56		2.58		2.59		2.60		2.61		2.63		2.65		2.66	
99-30	2.55		2.57		2.58		2.58		2.59		2.61		2.62		2.63	
99-30+	2.54		2.55		2.56		2.57		2.57		2.58		2.59		2.60	
99-31	2.53		2.54		2.54		2.55		2.55		2.56		2.57		2.57	
99-31+	2.52	1.57	2.53	1.14	2.53	0.98	2.53	0.90	2.53	0.78	2.54	0.66	2.54	0.58	2.54	0.52
100-00	2.51		2.51		2.51		2.51		2.51		2.51		2.51		2.51	
100-00+	2.50		2.50		2.50		2.50		2.49		2.49		2.49		2.48	
100-01	2.49		2.49		2.48		2.48		2.47		2.47		2.46		2.45	
100-01+	2.48		2.47		2.47		2.46		2.45		2.44		2.43		2.42	
100-02	2.47	1.57	2.46	1.14	2.45	0.98	2.44	0.90	2.43	0.78	2.42	0.66	2.41	0.58	2.39	0.52
100-02+	2.46		2.44		2.43		2.43		2.41		2.39		2.38		2.36	
100-03	2.45		2.43		2.42		2.41		2.39		2.37		2.35		2.33	
Average Life	1.63		1.17		1.01		0.93		0.80		0.67		0.59		0.53	
First Pay	09/25/03		09/25/03		09/25/03		09/25/03		09/25/03		09/25/03		09/25/03		09/25/03	
Last Pay	11/25/06		11/25/05		07/25/05		05/25/05		02/25/05		11/25/04		09/25/04		07/25/04	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0039	1.0527	1.9043	2.5068	3.4707	4.4872	5.2816
Coupon			1.5000	2.3750	3.2500	4.2500	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1100	1.1200	1.1400	1.2100	1.4900	2.2518	2.9518	3.4962	3.9357	4.5123	4.9972	5.2966	5.4358	5.6269	5.6941

Yield Table - Bond A5

Settle as of 08/29/03

Bond Summary - Bond A5			
Fixed Coupon:	6.010		
Orig Bal:	17,998,000		
Factor:	1.0000000		
Factor Date:	08/25/03	Next Pmt:	09/25/03
Delay:	24	Cusip:	

	50% User_Curve_1 (/home/structuring/prepays/62012.txt)		75% User_Curve_1 (/home/structuring/prepays/62012.txt)		90% User_Curve_1 (/home/structuring/prepays/62012.txt)		100% User_Curve_1 (/home/structuring/prepays/62012.txt)		120% User_Curve_1 (/home/structuring/prepays/62012.txt)		150% User_Curve_1 (/home/structuring/prepays/62012.txt)		175% User_Curve_1 (/home/structuring/prepays/62012.txt)		200% User_Curve_1 (/home/structuring/prepays/62012.txt)	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
99-29	6.06	10.60	6.05	8.82	6.05	7.83	6.04	7.31	6.04	6.33	6.02	5.02	6.01	4.19	6.00	3.41
99-29+	6.06		6.05		6.04		6.04		6.03		6.02		6.01		5.99	
99-30	6.05		6.05		6.04		6.04		6.03		6.02		6.01		5.99	
99-30+	6.05		6.05		6.04		6.04		6.03		6.02		6.00		5.98	
99-31	6.05		6.04		6.04		6.04		6.03		6.01		6.00		5.98	
99-31+	6.05	10.61	6.04	8.82	6.04	7.83	6.03	7.31	6.03	6.33	6.01	5.02	5.99	4.19	5.97	3.41
100-00	6.05		6.04		6.03		6.03		6.02		6.01		5.99		5.97	
100-00+	6.05		6.04		6.03		6.03		6.02		6.00		5.99		5.96	
100-01	6.05		6.04		6.03		6.03		6.02		6.00		5.98		5.96	
100-01+	6.04		6.04		6.03		6.02		6.02		6.00		5.98		5.95	
100-02	6.04	10.61	6.03	8.82	6.03	7.84	6.02	7.32	6.01	6.33	5.99	5.02	5.98	4.19	5.95	3.41
100-02+	6.04		6.03		6.02		6.02		6.01		5.99		5.97		5.95	
100-03	6.04		6.03		6.02		6.02		6.01		5.99		5.97		5.94	
Average Life	17.66		13.07		10.99		9.99		8.24		6.18		4.98		3.95	
First Pay	04/25/21		09/25/16		08/25/14		08/25/13		10/25/11		10/25/08		10/25/07		07/25/06	
Last Pay	04/25/21		09/25/16		08/25/14		08/25/13		11/25/11		02/25/10		02/25/09		04/25/08	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0039	1.0527	1.9043	2.5068	3.4707	4.4872	5.2816
Coupon			1.5000	2.3750	3.2500	4.2500	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.1100	1.1200	1.1400	1.2100	1.4900	2.2518	2.9518	3.4962	3.9357	4.5123	4.9972	5.2966	5.4358	5.6269	5.6941